May 12, 2026

Ravi Inukonda
Chief Financial Officer
DoorDash, Inc.
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107

        Re: DoorDash, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2025
            File No. 001-39759
Dear Ravi Inukonda:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services